Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, April 20, 2012

To the shareholders, the holders of American Depositary Shares, bonds and warrants of Delhaize Group SA/NV (the “Company”):

This document provides information concerning the agenda of the ordinary and extraordinary shareholders’ meeting to be held on Thursday, May 24, 2012, at 3.00 p.m. (CET), at the Corporate Support Office of the Company, square Marie Curie 40, 1070 Brussels, Belgium.

At the ordinary and extraordinary shareholders’ meeting, the Company’s shareholders will deliberate and, where applicable, vote on the items of the agenda as further detailed in this information statement. The proposals in items 15 and 16 are on the agenda of the extraordinary shareholders’ meeting to be held on April 23, 2012, at which the applicable quorum requirement is expected not to be satisfied to consider and vote upon such proposals.

Belgian law does not require a quorum for the ordinary and extraordinary shareholders’ meeting to be held on May 24, 2012. Consequently, decisions at this ordinary and extraordinary meeting can be taken irrespective of the number of Delhaize Group shares present or represented at the meeting. Items 1 to 3 and 15.1 of the agenda do not require a vote. Items 4 to 14 and item 16 can be validly adopted with the approval of a majority of the votes cast. Item 15.2 can be validly adopted with the approval of at least 75% of the votes and, as regards this item 15.2, an abstention is deemed to be a vote against the proposed resolution.

Holders of Delhaize Group ordinary shares can validly express the vote attached to their shares at the May 24, 2012 meeting by following the procedures specified in the convening notice of that meeting, which will be published in the press and is available on our website at www.delhaizegroup.com. If you have questions regarding the proposals, please contact the Delhaize Group Investor Relations Department at +32 2 412 21 51.

Holders of Delhaize Group American Depositary Shares may vote with respect to the May 24, 2012 meeting by following the procedures specified in a separate convening notice from Delhaize Group’s Depositary, Citibank. If you have questions regarding the proposals, please contact Delhaize Group’s U.S. investor relations representative, Amy Shue, at + 1 (704) 633-8250 ext. 2529. If you have questions regarding voting procedures, please contact Citibank at +1 877 853 2191.

You are encouraged to read the convening notice, the annual report and the annual accounts of the Company, a comparison of the current version of the articles of association with the amended version as proposed to the meeting and all other documents relating to the ordinary and extraordinary shareholders’ meeting to be held on May 24, 2012 which the law requires to make available to shareholders. Copies of these documents can be accessed at the Company’s website (www.delhaizegroup.com) and can also be obtained at no cost by shareholders by calling the Delhaize Group Investor Relations Department at +32 2 412 21 51 and by holders of Delhaize Group American Depositary Shares by calling Citibank at +1 877 853 2191.

Pierre-Olivier Beckers

President and Chief Executive Officer

Delhaize Group SA/NV

Ordinary and Extraordinary Shareholders’ Meeting of Shareholders

May 24, 2012

	Agenda

1.	Presentation of the Management Report of the Board of Directors on the Financial Year Ended December 31, 2011		3

2.	Presentation of the Report of the Statutory Auditor on the Financial Year Ended December 31, 2011		3

3.	Communication of the Consolidated Annual Accounts as of December 31, 2011		3

4.	Proposal to Approve the statutory (non-consolidated) annual accounts as of December 31, 2011, including the allocation of profits, and approve the distribution of a gross dividend of EUR 1.76 per share		4

5.	Proposal to Discharge the Liability of the Directors for the Financial Year Ended December 31, 2011		5

6.	Proposal to Discharge the Liability of the Statutory Auditor for the Financial Year Ended December 31, 2011		5

7.	Proposal to Renew the Mandate of Directors and to Appoint Directors		5

	7.1	Proposal to Renew the Term of Ms. Claire Babrowski for a Period of Four Years	6

	7.2	Proposal to Renew the Term of Mr. Pierre-Olivier Beckers for a Period of Three Years	6

	7.3	Proposal to Renew the term of Mr. Didier Smits for a Period of Three Years	6

	7.4	Proposal to Appoint Ms. Shari Ballard for a Period of Three Years	6

8.	Proposal to acknowledge the Independence of Directors		7

	8.1	Ms. Claire Babrowski	7

	8.2	Ms. Shari Ballard	7

9.	Proposal to Approve the Remuneration Report		7

10.	Proposal to Approve the Delhaize Group 2012 U.S. Stock Incentive Plan		8

11.	Proposal to Approve the Delhaize America, LLC 2012 Restricted Stock Unit Plan		8

12.	Proposal to Approve the Vesting Periods under U.S. Stock Incentive Plans		9

	12.1 Proposal to Approve Vesting Periods under the Delhaize Group 2012 U.S. Stock Incentive Plan		10

	12.2	Proposal to Approve Vesting Periods under the Delhaize America, LLC 2012 Restricted Stock Unit Plan	10

13.	Proposal to Approve the Accelerated Vesting under the U.S. Stock Incentive Plans Upon a Change of Control of the Company		10

14.	Proposal to Approve an Early Redemption of Bonds or Medium-Term Notes Upon a Change of Control of the Company		10

15.	Proposal to Amend Article 8 of the Articles of Association of the Company		11

16.	Powers to Implement the Proposals		11

Item (1)

Presentation of the Management Report of the Board of Directors

On the Financial Year Ended December 31, 2011

Annually the Board of Directors of the Company (the “Board”) prepares, according to Belgian law, a management report on the Company. No later than 45 calendar days before the date of the ordinary shareholders’ meeting, the Board provides the management report on the consolidated annual accounts and the management report on the non-consolidated annual accounts to the Company’s statutory auditor, i.e. Deloitte, Reviseurs d’Entreprises SC sfd SCRL.

As indicated in the consolidated annual report, the chapters Business Review, Financial Review, Notes to the Financial Statements and Corporate Governance contain the information required by the Belgian Companies Code to be included in the management report of the Board on the consolidated annual accounts and constitute in the aggregate such management report.

The management reports of the Board will be presented to the shareholders at the ordinary and extraordinary shareholders’ meeting.

No vote is required on the management reports.

Item (2)

Presentation of the Report of the Statutory Auditor

On the Financial Year Ended December 31, 2011

The statutory auditor is required to review the accounts and prepare a report on the annual accounts of the Company for the attention of the shareholders. The statutory auditor (i) expressed an unqualified opinion on the non-consolidated annual accounts and consolidated annual accounts of the Company for the financial year ended December 31, 2011, (ii) stated that the management reports of the Board include the information required by law and (iii) certified that the non-consolidated annual accounts and the consolidated annual accounts give a true and fair view on the situation of the Company. The report of the statutory auditor on the consolidated accounts is reproduced in the consolidated annual report on page 153.

The reports of the statutory auditor will be presented to the shareholders at the ordinary and extraordinary shareholders’ meeting.

No vote is required on the reports of the statutory auditor.

Item (3)

Communication of the Consolidated Annual Accounts

as of December 31, 2011

The consolidated annual accounts of the Company as of December 31, 2011 will be presented and discussed at the ordinary and extraordinary shareholders’ meeting.

No vote is required on the consolidated annual accounts as of December 31, 2011.

Item (4)

Proposal to Approve the Statutory (Non-Consolidated) Annual Accounts as of December 31, 2011,

including the Allocation of Profit, and

Approve the Distribution of a Gross Dividend of EUR 1.76 per Share

The following allocation of the available profit of the Company, as approved by the Board on March 7, 2012, will be proposed for shareholder approval at the ordinary and extraordinary shareholders’ meeting:

Allocation of Profit	(in EUR)
Profit for the financial year ended December 31, 2011	299 123 823
Profit carried forward from previous years	746 383 279
Profit to be allocated	1 045 507 102

As indicated in the table below, at the ordinary and extraordinary shareholders’ meeting, the Board will propose the payment of a gross dividend of EUR 1.76 per share. The aggregate amount of the gross dividend related to all the shares outstanding at the date of the adoption of the annual accounts by the Board, which was March 7, 2012, will therefore amount to EUR 179 million.

As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company may issue new shares, coupon no. 50 attached, between the date of adoption of the annual accounts by the Board, which was March 7, 2012, and the date of their proposed approval by the ordinary and extraordinary shareholders’ meeting of May 24, 2012.

Therefore, as of April 20, 2012, the 2011 profit appropriation is as follows:

Profit Appropriation	(in EUR)
Profit to be allocated	1 045 507 102
Transfer to legal reserve	16 845
Aggregate amount of the gross dividend related to all the shares	179 330 254
Balance of profit to be carried forward	866 160 002

On that basis, the Board will communicate at the ordinary and extraordinary shareholders’ meeting of May 24, 2012 the aggregate number of shares entitled to the 2011 dividend and will submit to this meeting the aggregate final amount of the dividend for approval. The non-consolidated annual accounts of 2011 will be modified accordingly. The maximum number of shares which could be issued between March 7, 2012, and May 24, 2012 is 2 666 191, assuming that all vested warrants were to be exercised. This would result in an increase in the total amount to be distributed as dividend of EUR 5 million to EUR 184 million.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (5)

Proposal to Discharge the Liability of the Directors for

the Financial Year Ended December 31, 2011

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of directors.

Such discharge is valid only to the extent that the annual accounts submitted by the Board contain neither any omission, nor any false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Companies Code, is valid only if such actions have been mentioned in the convening notice of the ordinary and extraordinary shareholders’ meeting, which is not the case.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (6)

Proposal to Discharge the Liability of the Statutory Auditor for

the Financial Year Ended December 31, 2011

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of the statutory auditor.

Such discharge is valid only to the extent that the annual accounts contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Companies Code, is valid only if such actions have been mentioned in the convening notice of the ordinary and extraordinary shareholders’ meeting, which is not the case.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (7)

Proposal to Renew the Mandate of Directors and to Appoint Directors

As a general rule, under Belgian law, directors are elected by majority vote at the ordinary shareholders’ meeting for a term of up to six years. Pursuant to a Belgian law enacted in 2009, a director is not independent if such person is elected to more than three successive terms or more than twelve years. In 2010, the Board decided to set the term of the mandate of directors starting with elections in 2010 to three years for the first term, then, provided the Board determines such director is independent at re-election, four years for subsequent terms, which would permit a non-executive director who is otherwise independent to serve a total of eleven years before such director would no longer be considered independent under Belgian law. The term of directors who are not considered independent by the Board at the time of their election though has been set by the Board at three years. Unless otherwise decided by the Board, a person who is up for election to the Board and who would turn age 70 during the Company’s standard director term length may instead be elected to a term that would expire at the ordinary shareholders’ meeting occurring in the year in which such director would turn 70. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

The persons named below are nominated to serve on the Board for the terms proposed. Each candidate for a position as director has indicated that he or she is willing and able to serve as a director if elected. Based on the advice of the Remuneration and Nomination Committee, the Board unanimously recommends that each shareholder vote FOR the election of each of the candidates named below as a director of the Company for the terms proposed.

7.1

Proposal to renew the mandate of Ms. Claire Babrowski as director for a period of four years that will expire at the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2015.

Ms. Claire Babrowski (1957). Ms. Babrowski is a retired retail executive. She started her career spending 30 years at McDonald’s Corporation, where her last position was Senior Executive Vice President and Chief Restaurant Operations Officer. From 2005 to 2006, she worked for RadioShack, serving as Executive Vice President and Chief Operating Officer, and then President, Chief Operating Officer and acting Chief Executive Officer. From 2007 until 2010, Ms. Babrowski was the Executive Vice President, Chief Operating Officer of Toys “R” Us, a specialty toy retailer operating more than 1,500 stores throughout the world. In 1998, she received the Emerging Leader Award from the U.S. Women’s Service Forum. Ms. Babrowski serves on the Board of Directors of Pier 1 Imports, Inc. and Quiznos. Ms. Babrowski holds a Master in Business Administration from the University of North Carolina.

7.2

Proposal to renew the mandate of Mr. Pierre-Olivier Beckers as director for a period of three years that will expire at the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2014.

Mr. Pierre-Olivier Beckers (1960). Mr. Beckers has been President and Chief Executive Officer of Delhaize Group since January 1, 1999. He began working in the food retail industry in 1982 as a store manager for a bakery chain in Belgium. Mr. Beckers joined us in 1983, to work initially three years in our U.S. operations as a store manager. After his return to Belgium, he broadened his retail experience as a buyer, director of purchasing, member of the Executive Committee and Director and Executive Vice-President in charge of international activities. In January 2000, Mr. Beckers was named Manager of the Year by the leading Belgian business magazine Trends/Tendances. In 2009, he was named Belgium’s BEL 20 CEO of the year by the Belgian newspapers Le Soir and De Standaard. Until June 2010, he was Co-Chairman of the Consumer Good Forum, a global association of leading consumer goods retailers and manufacturers. Previously, Mr. Beckers served as chairman of the CIES, the Food Business Forum, from 2002 to 2004 and again from July 2008 until its merger and transformation into the Consumer Goods Forum. Mr. Beckers serves on the Board of Directors of The Consumer Goods Forum. He is also on the Board of Directors of the Food Marketing Institute and is Vice-Chairman of the Executive Committee of FEB/VBO, the Belgian Employers Federation. He is a member of Guberna and, until 2010, the Belgian Commission on Corporate Governance. He is President of the BOIC (Belgian Olympic Interfederal Committee) since December 2004, with a current term expiring in 2013. Mr. Beckers earned a Master’s degree in applied economics at I.A.G., Louvain-La-Neuve and an MBA from Harvard Business School.

7.3

Proposal to renew the mandate of Mr. Didier Smits as director for a period of three years that will expire at the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2014.

Mr. Didier Smits (1962). Mr. Smits has been Managing Director of Papeteries Aubry SPRL since 1991. From 1986 to 1991, Mr. Smits was a Manager at Advanced Technics Company. Didier Smits received a Master’s degree in economic and financial sciences at I.C.H.E.C. in Brussels.

7.4

Proposal to appoint Ms. Shari Ballard as director for a period of three years that will expire at the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2014.

Ms. Shari Ballard (1966). Ms. Ballard has been President, International - Enterprise Executive Vice President of Best Buy Co., Inc. since January 2012. Ms. Ballard began her career with Best Buy in 1993 as an assistant store manager, and in 1997 joined its Retail Change Implementation Team. She then moved to Best Buy’s human resources department, ultimately assuming the role of Executive Vice president of Human Resources and Legal in 2004. She also served as Executive Vice President, Retail Channel Management of Best Buy from 2007 until 2010 and as Co-President of the Americas and Executive Vice President from 2010 until January 2012. Ms. Ballard graduated from the University of Michigan - Flint with a Bachelors Degree in Social Work.

Item (8)

Proposal to Acknowledge the Independence of Directors

In the U.S., the Company is listed on the New York Stock Exchange (NYSE). Under the rules of the NYSE, listed companies that are non-U.S. issuers (such as the Company) are permitted to follow home country practices in lieu of the director independence requirements of the NYSE. Nonetheless, the Board considered on March 7, 2012 all criteria applicable to the assessment of independence of directors under the Belgian Companies Code, the Belgian Code on Corporate Governance and NYSE rules. Based on the information provided by all directors, the Board determined on that date that all directors, with the exception of Chief Executive Officer Pierre-Olivier Beckers, Hugh G. Farrington, Robert J. Murray and Didier Smits, are independent under the criteria of the Belgian Companies Code, the Belgian Code on Corporate Governance and the NYSE rules.

A summary of the guidelines used by the Board to determine director independence can be found in the appendix 1 to the Terms of Reference of the Board on pages 21 and 22 of our Corporate Governance Charter, available on the Company’s website at www.delhaizegroup.com.

Upon due consideration of all such factors, the Board will propose that the shareholders acknowledge that Ms. Claire Babrowski and Ms. Shari Ballard are independent within the meaning of the Belgian Companies Code, and the Board unanimously recommends that each shareholder vote FOR the following proposals:

8.1

Proposal to acknowledge that Ms. Claire Babrowski satisfies the requirements of independence of the Belgian Companies Code for the assessment of independence of directors, and renew her mandate as independent director.

Ms. Claire Babrowski’s biographical information is provided above.

8.2

Proposal to acknowledge that Ms. Shari Ballard satisfies the requirements of independence of the Belgian Companies Code for the assessment of independence of directors, and appoint her as independent director.

Ms. Shari Ballard’s biographical information is provided above.

Item (9)

Proposal to Approve the Remuneration Report

The Company wants to provide its shareholders with consistent and transparent information on executive compensation. The Company’s remuneration report, which is included in the corporate governance statement of the management report of the Company and is available at the Company’s website (www.delhaizegroup.com), contains among other things, information on the following topics:

•	The applied remuneration policy during 2011;

•	The role and involvement of various parties in executive compensation analysis and the related decision-making processes;

•	The Directors’ remuneration;

•	The Executive Management compensation; and

•	The Company share ownership guidelines.

The remuneration report must be submitted for approval at the shareholders’ meeting.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (10)

Proposal to Approve the Delhaize Group

2012 U.S. Stock Incentive Plan

The Delhaize Group 2002 Stock Incentive Plan previously was approved by the shareholders’ meeting in 2002 and expires on May 22, 2012 (the “2002 Plan”).

Stock options are options that are typically not exercisable until certain conditions have been met. Upon satisfaction of those conditions, the options become exercisable by the person holding them and entitle this person to the delivery of shares of the Company upon payment of the exercise price of the options, which is generally set at (but never below) the share price on the date of grant. These options are granted mostly to our U.S.-based management.

The Board proposes that shareholders approve the new Delhaize Group 2012 U.S. Stock Incentive Plan (the “2012 Plan”), which will provide that up to 5,000,000 Delhaize Group American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts, may be issued over a ten year period pursuant to options granted under the 2012 Plan. A copy of the 2012 Plan is available at the Company’s website (www.delhaizegroup.com). For reference, the total number of warrants granted under the 2002 Plan in 2009, 2010 and 2011 represented 0.28%, 0.23% and 0.31% of the then Company’s share capital, respectively. The percentage of warrants granted to the CEO under the 2002 Plan in 2009, 2010 and 2011 was each year between 5 and 7% of the total number of warrants granted under this plan.

As with the 2002 Plan, the purpose of the 2012 Plan is to enhance the ability of the Company, its wholly-owned subsidiary Delhaize America, LLC and their respective subsidiaries to attract and retain officers, employees, directors and consultants of outstanding ability and to provide selected officers, employees, directors, consultants and individuals who have accepted an offer of employment from any of these entities with an interest in the Company parallel to that of the Company’s shareholders.

The Belgian Code on Corporate Governance recommends obtaining shareholders’ approval on the issue of stock option plans under which executive managers may be granted options to acquire shares of the Company. The Board also proposes to approve the 2012 Plan to conform to such recommendation.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (11)

Proposal to Approve the Delhaize America, LLC

2012 Restricted Stock Unit Plan

In May 2002, Delhaize America, LLC began granting restricted stock unit awards mostly to our U.S.-based management under the Delhaize America, Inc. 2002 Restricted Stock Unit Plan, which expires the tenth anniversary of the date of its adoption (the “Delhaize America 2002 Plan”).

Restricted stock is stock of a company that is not transferable until certain conditions have been met. Upon satisfaction of those conditions, the stock becomes transferable by the person holding the award. Within the Delhaize group, the restricted stock unit awards have no dilutive effect on the Company’s share capital since they represent a commitment of Delhaize America, LLC to deliver existing shares of the Company to the award recipient, at no cost to the recipient. The shares are delivered mostly to our U.S.-based management. For reference, the total number of restricted stock units granted under the Delhaize America 2002 Plan in 2009, 2010 and 2011 represented 0.15%, 0.12% and 0.13% of the then Company’s share capital, respectively. The percentage of restricted stock units granted to the CEO under the Delhaize America 2002 Plan in 2009, 2010 and 2011 was each year between 8 and 9% of the total number of restricted stock units granted under this plan.

The Board proposes that shareholders approve the new Delhaize America, LLC 2012 Restricted Stock Unit Plan (the “Delhaize America 2012 Plan”) to conform to the recommendation of the Belgian Code on Corporate Governance of obtaining shareholders’ approval on the issue of incentive plans under which executive managers may be granted restricted stock units under which the person holding the award is entitled to receive shares of the Company at or after vesting. The Delhaize America 2012 Plan will provide that up to 3,000,000 ADSs, as evidenced by American Depositary Receipts, may be delivered pursuant to restricted stock units granted under the Delhaize America 2012 Plan. A copy of the Delhaize America 2012 Plan is available at the Company’s website (www.delhaizegroup.com).

As with the Delhaize America 2002 Plan, the purpose of the Delhaize America 2012 Restricted Plan is to enhance the ability of the Company, Delhaize America, LLC and their respective subsidiaries to attract and retain officers, employees, directors and consultants of outstanding ability and to provide selected officers, employees, directors, consultants and individuals who have accepted an offer of employment from any of these entities with an interest in the Company parallel to that of the Company’s shareholders.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (12)

Proposal to Approve the Vesting Periods

under U.S. Stock Incentive Plans

The long-term incentive plan of the Company and its subsidiaries is designed to retain the executive management and reward long-term success of the group. Since 2002, the Company’s long-term incentive plan includes both restricted stock unit awards (mostly to our U.S.-based management) and stock options, in addition to performance cash grants.

Under the Delhaize America, LLC 2012 Restricted Stock Unit Plan, the shares are planned to be delivered following the vesting of restricted stock unit awards in annual installments of one fourth over a five-year period starting at the end of the second year after the award date.

Under the Delhaize Group 2012 U.S. Stock Incentive Plan, the options granted mostly to our U.S.-based management are planned to vest in equal annual installments of one third over a three-year period following the grant date.

Pursuant to the Belgian law of April 6, 2010 on the reinforcement of corporate governance, restricted stock cannot be transferred to, and stock options cannot be exercised by, a member of the Executive Committee of the Company less than three years after their grant date. However, the shareholders’ meeting can approve a deviation from this rule.

Incremental vesting is the most common vesting scheme for stock options in the U.S. With regard to restricted stock units, vesting practice in the U.S. is almost evenly split 50/50 between incremental and cliff vesting. Continuing the current vesting scheme will therefore allow the Company to maintain a competitive recruitment and retention framework in the U.S. Besides, changing the vesting scheme would have caused a slight decrease of the incentive expected value, which would have resulted in a higher grant to each Executive benefiting from these stock-incentive plans.

The Board believes that the current vesting features of the restricted stock and stock options granted under the U.S. stock-incentive plans of the Delhaize group are key to maintain a competitive recruitment and retention framework in the U.S. because these features are fully in line with market practices in the U.S. For this reason, the Board unanimously recommends that the shareholders vote FOR the following proposals:

12.1

Proposal to approve the continuation by Delhaize America of grants of Restricted Stock Unit Awards that are delivered to certain members of the Executive Committee of the Company in equal installments of one fourth starting at the end of the second year over a five-year period following their grant date under the Delhaize America 2012 Restricted Stock Unit Plan.

12.2

Proposal to approve the continuation by the Company of grants to certain members of the Executive Committee of the Company of options vesting in equal installments of one third over a three-year period following their grant date under the Delhaize Group 2012 U.S. Stock Incentive Plan.

Item (13)

Proposal to Approve the Accelerated Vesting

Under the U.S. Stock Incentive Plans

upon a Change of Control of the Company

Consistent with past practices, the Board intends to issue options and restricted stock units for management associates of U.S. operating companies, granting to the beneficiaries the right to acquire shares of the Company under the terms and conditions of the stock incentive plans referred to in agenda Items 10 and 11 above. One of the provisions of plan awards (or related agreements) will provide that in the event of a change of control over the Company the options and restricted stock units will vest regardless of their initial vesting period.

Restricted stock unit awards represent a commitment to deliver existing shares of the Company to the award recipients and hence have no dilutive effect on the Company’s share capital. The maximum dilution triggered by the Delhaize Group 2012 Plan if all warrants that would potentially be granted under this plan were to be exercised represents 4.9% of the Company’s share capital.

In order to be enforceable, Article 556 of the Belgian Companies Code requires that these provisions be approved by the shareholders.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (14)

Proposal to Approve an Early Redemption of Bonds,

Convertible Bonds or Medium-Term Notes

Upon a Change of Control of Delhaize Group

In its normal course of business, the Company may issue bonds, convertible bonds or medium-term notes in one or several offerings and tranches, within 12 months from the ordinary shareholders meeting of May 2012. The maximum principal amount of such bonds and notes would be the equivalent of EUR 1.5 billion. The proceeds from such bonds and notes would be used for seasonal and operational needs, to invest in the growth of the business and/or to refinance existing debt. Such bonds and notes may have different maturities which would not exceed 30 years. Interest rates would be based on the then prevailing market conditions and may include fixed and floating interest rates.

Market practice is to include provisions granting the holders of bonds and notes the right to early repayment for an amount not in excess of 101% of the aggregate principal amount, plus any accrued and unpaid interest, in the event of a change of control over the Company.

In order to be enforceable, article 556 of the Belgian Companies Code requires that such change of control provision be approved by the shareholders. Any such bond or note issue would be disclosed through a press release, which would summarize the applicable change of control provision and mention the total amount of bonds and notes already issued by the Company that are subject to a change of control provision approved under this resolution.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (15)

Proposal to Amend Article 8

of the Articles of Association of the Company

The Board is authorized under Article 8 A. of the Company’s articles of association for a period of five years expiring on June 18, 2012 to increase the share capital of the Company on one or more occasions up to EUR 9,678,897, which represented 20% of the share capital of the Company at that time.

Since 2007, the Board used such authorization to issue 1.4 million subscription rights as incentive to managers and officers of the Company or its subsidiaries, which represents a dilution of 1.36% of our share capital.

The circumstances in which the Board may decide to increase the share capital of the Company are assessed by the directors in the corporate interest of the Company.

In case of a share capital increase, the Board is authorized to limit or revoke, in the interest of the Company, the preferential rights provided by legal provisions in force, including to the benefit of one or more specific persons, whether or not employees of the Company or its subsidiaries.

The Special Report of the Board on the renewal of its powers with respect to the authorized capital prepared pursuant to Article 604 of the Belgian Companies Code is available at the Company’s website (www.delhaizegroup.com).

The Board proposes and recommends that the shareholders approve an amendment to Article 8 A., first indent of the Company’s articles of association, which grants authority to the Board to increase the share capital of the Company on one or more occasions up to the amount of EUR 5,094,609, which represents 10% of the share capital of the Company as of March 7, 2012, for a new period of five years beginning on the date of publication of such authorization in the Belgian State Gazette.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (16)

Powers to Implement the Proposals

The Board proposes that the shareholders grant the powers to the Board, with the power to sub-delegate, to implement the proposals approved by the shareholders, to co-ordinate the text of the articles of association, and to carry out all necessary or useful formalities to that effect.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Annex 1 to Exhibit 99.2

Voting Instructions

You can vote by Internet, Telephone or by Mail

Delhaize Group encourages you to take advantage of convenient ways by which you can vote your shares.

All votes must be received by the Depositary prior to 10:00 a.m. (New York City time) on May 14, 2012.

Vote by Internet

•    Log on to the Internet and go to www.citi.com/dr.

•    Click on “Investors” and then click on “Voting by Internet”.

•    Follow the steps outlined on the secured website.

•    Or with your Smartphone scan the QR code to cast your vote now.

Vote by Telephone

•    Call toll free 1-800-652-Vote (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is NO CHARGE to you for the call.

•    Follow the instructions provided in the recorded message.

	☒	Vote by Mail • Mark, sign and date your Voting Instruction Form.
Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.		• Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided.

Ordinary and Extraordinary General Meeting on May 24, 2012

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.    ▼

DELHAIZE GROUP SA/NV (“the Company”)

The Delhaize America, LLC 401(k) Retirement Savings Plan (the “Plan”)

If this Voting Instruction Form is signed and timely returned to the Depositary by a holder of ADSs (who has otherwise satisfied all conditions to voting) but no specific direction as to voting is marked below as to one or more proposals, the undersigned shall be deemed to have directed the Depositary to withhold voting with respect to the unmarked proposal(s).

THE COMPANY’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
1.	☐	☐	☐	7.1	☐	☐	☐	9.	☐	☐	☐	14.	☐	☐	☐
	NA	NA	NA
2.	☐	☐	☐	7.2	☐	☐	☐	10.	☐	☐	☐	15.1	☐	☐	☐
	NA	NA	NA										NA	NA	NA
3.	☐	☐	☐	7.3	☐	☐	☐	11.	☐	☐	☐	15.2	☐	☐	☐
	NA	NA	NA
4.	☐	☐	☐	7.4	☐	☐	☐	12.1	☐	☐	☐	16.	☐	☐	☐

5.	☐	☐	☐	8.1	☐	☐	☐	12.2	☐	☐	☐

6.	☐	☐	☐	8.2	☐	☐	☐	13.	☐	☐	☐

Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign your name to the Voting Instruction Form exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner of ADSs, each MUST sign. A Voting Instruction Form executed by a corporation should be in full name by a duly authorized officer with full title as such. Please be sure to sign and date this Voting Instruction Form. If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” voting instruction for such issue.

Date (mm/dd/yyyy) — Please print date below. / /	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

1UPX

01GTKF

I.	Ordinary shareholders’ meeting

1.	Presentation of the management report of the Board of Directors on the financial year ended December 31, 2011.

2.	Presentation of the report of the statutory auditor on the financial year ended December 31, 2011.

3.	Communication of the consolidated annual accounts as of December 31, 2011.

4.	Approval of the statutory (non-consolidated) annual accounts as of December 31, 2011, including the allocation of profits, and approve the distribution of a gross dividend of EUR 1.76 per share.

5.	Discharge of liability of the directors.

6.	Discharge of liability of the statutory auditor.

7.1	Renewal of the mandate of Ms. Claire Babrowski as director for a period of four years.

7.2	Renewal of the mandate of Mr. Pierre-Olivier Beckers as director for a period of three years.

7.3	Renewal of the mandate of Mr. Didier Smits as director for a period of three years.

7.4	Appointment of Ms. Shari Ballard as director for a period of three years.

8.1	Acknowledgement that Ms. Claire Babrowski satisfies the requirements of independence set forth by the Belgian Companies Code for the assessment of independence of directors, and renew her mandate as independent director pursuant to the criteria of the Belgian Companies Code.

8.2	Acknowledgement that Ms. Shari Ballard satisfies the requirements of independence set forth by the Belgian Companies Code for the assessment of independence of directors, and appoint her as independent director pursuant to the criteria of the Belgian Companies Code.

9.	Approval of the remuneration report.

10.	Approval of the Delhaize Group 2012 U.S. Stock Incentive Plan.

11.	Approval of the Delhaize America, LLC 2012 Restricted Stock Unit Plan.
12.1	Approval of the vesting periods under the Delhaize Group 2012 U.S. Stock Incentive Plan.

12.2	Approval of the vesting periods under the Delhaize America, LLC 2012 Restricted Stock Unit Plan.

13.	Approval of accelerated vesting under incentive plans upon a change of control of the Company.

14.	Early redemption of bonds, convertible bonds or medium-term notes upon a change of control of the Company.

II.	Extraordinary general meeting

15.1	Special report of the Board of Directors regarding the renewal of the authorized capital.

15.2	Amendment of Article 8 A., first indent of the articles of association regarding the renewal of the authorized capital.

16.	Powers to implement the shareholders resolutions.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Ordinary and Extraordinary General Meeting

to be held on May 24, 2012

The Voting Instruction Form must be signed, completed and received at the indicated address prior to

10:00 a.m. (New York City time) on May 14, 2012 for action to be taken.

VOTING INSTRUCTION FORM	AMERICAN DEPOSITARY SHARES

DELHAIZE GROUP SA/NV (“the Company”)

The Delhaize America, LLC 401(k) Retirement Savings Plan (the “Plan”)

CUSIP No.:	29759W101.
ADS Record Date:	April 18, 2012.
Share Record Date:	May 10, 2012. (Date on which ADS Holders are required under Belgian Law to hold their interest in the shares of the Company in order to be eligible to vote at the Meeting).
Meeting Specifics:	Ordinary and Extraordinary General Meeting - May 24, 2012 at 3:00 p.m. (CET) at the Corporate Support Office of the Company,
Square Marie Curie 40 in 1070 Brussels, Belgium.
Meeting Agenda:	Please refer to the Meeting Agenda for the proposed resolutions to be voted on. The enclosed Notice of Availability of Proxy
Materials informs you where to obtain the Meeting Agenda and other Proxy Materials.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of February 18, 2009.
Deposited Securities:	Ordinary shares of the Company.
Custodian:	Citibank International Plc London.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares identified above (the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the undersigned’s ADSs in the manner indicated on the reverse side hereof. The undersigned recognizes that any sale, transfer or cancellation of ADSs before the Share Record Date will invalidate these voting instructions if the Depositary is unable to verify the continued ownership of ADSs as of the Share Record Date.

The right of any holders of ADSs to give instructions to the Depositary as to the exercise of voting rights may be limited if such Holder fails to comply with the disclosure of interest requirements under Belgian law (which are summarized in Section 3.7 of the Deposit Agreement).

Beneficial Owners of ADSs through the Plan as of the ADS Record Date who wish to instruct the Depositary to vote the Deposited Securities represented by their ADSs will need to give timely voting instructions to the Depositary for the Depositary’s receipt prior to 10:00 a.m. (New York City time) on May 14, 2012.

The administrator of the Plan has undertaken to make arrangements to enable the Depositary to vote the Deposited Securities represented by the undersigned’s ADSs in accordance with the voting instructions indicated on the reverse side hereof.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instruction Form must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

Annex 3 to Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Combined Ordinary

General Meeting and Extraordinary General Meeting to Be Held on May 24, 2012.

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

Combined Ordinary General Meeting and

Extraordinary General Meeting to be held on:

Thursday, May 24, 2012 at 3.00 p.m. C.E.T. at

the Corporate Support Office of the Company,

square Marie Curie 40 in 1070 Brussels, Belgium

This communication is not a form for voting and presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

A complete version of the following proxy materials relating to the May 24, 2012 Combined Ordinary and Extraordinary General Meeting is available at http://www.delhaizegroup.com.:

•	Voting Instruction Form

•	Agenda

•	Information Statement

•	2011 Annual Report to Shareholders

•	Information related to the 2011 statutory accounts

•	Delhaize Group 2012 U.S. Stock Incentive Plan

•	Delhaize America, LLC 2012 Restricted Stock Unit Plan

•	Special report of the Board of Directors regarding the renewal of the authorized capital

•	Comparison of the relevant articles of the Articles of Association with the proposed amendments

If you wish to receive a paper or email copy of these documents, you must request one. There is no charge for requesting a copy. To facilitate timely delivery, please make the request as instructed below, before May 7, 2012. Please make your request to our Depositary Bank, Citibank, by contacting the Delhaize Group ADR Shareholder Services line toll free at 1-877-853-2191, Monday through Friday from 08:30 AM through 06:00 PM Eastern Standard Time. Alternatively, you may request these materials in writing to the address below.

Citibank Shareholder Services

P.O. Box 43077

Providence, Rhode Island 02940-5000

The Company’s Board of Directors recommends a vote “FOR” all proposals.

I.	Ordinary shareholders’ meeting

1.	Presentation of the management report of the Board of Directors on the financial year ended December 31, 2011.

2.	Presentation of the report of the statutory auditor on the financial year ended December 31, 2011.

3.	Communication of the consolidated annual accounts as of December 31, 2011.

4.	Approval of the statutory (non-consolidated) annual accounts as of December 31, 2011, including the allocation of profits, and approve the distribution of a gross dividend of EUR 1.76 per share.

5.	Discharge of liability of the directors.

6.	Discharge of liability of the statutory auditor.

7.1	Renewal of the mandate of Ms. Claire Babrowski as director for a period of four years.

7.2	Renewal of the mandate of Mr. Pierre-Olivier Beckers as director for a period of three years.

7.3	Renewal of the mandate of Mr. Didier Smits as director for a period of three years.

7.4	Appointment of Ms. Shari Ballard as director for a period of three years.

8.1	Acknowledgement that Ms. Claire Babrowski satisfies the requirements of independence set forth by the Belgian Companies Code for the assessment of independence of directors, and renew her mandate as independent director pursuant to the criteria of the Belgian Companies Code.

8.2	Acknowledgement that Ms. Shari Ballard satisfies the requirements of independence set forth by the Belgian Companies Code for the assessment of independence of directors, and appoint her as independent director pursuant to the criteria of the Belgian Companies Code.

9.	Approval of the remuneration report.

10.	Approval of the Delhaize Group 2012 U.S. Stock Incentive Plan.

11.	Approval of the Delhaize America, LLC 2012 Restricted Stock Unit Plan.

12.1	Approval of the vesting periods under the Delhaize Group 2012 U.S. Stock Incentive Plan.

12.2	Approval of the vesting periods under the Delhaize America, LLC 2012 Restricted Stock Unit Plan.

13.	Approval of accelerated vesting under incentive plans upon a change of control of the Company.

14.	Early redemption of bonds, convertible bonds or medium-term notes upon a change of control of the Company.

II.	Extraordinary general meeting

15.1	Special report of the Board of Directors regarding the renewal of the authorized capital.

15.2	Amendment of Article 8 A., first indent of the articles of association regarding the renewal of the authorized capital.

16.	Powers to implement the shareholders resolutions.